UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

CNOVA N.V.
(Name of Subject Company)

CNOVA N.V.
(Name of Person(s) Filing Statement)

Ordinary shares, par value €0.05 per share
(Title of Class of Securities)

N20947102
(CUSIP Number of Class of Securities)

Steven Geers
WTC Schiphol Airport
Tower D, 7th Floor
Schiphol Boulevard 273
1118 BH Schiphol
The Netherlands
+31 20 795 06 71

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Adam O. Emmerich, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019
(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

INTRODUCTION

This Amendment No. 1 to the tender offer solicitation/recommendation statement on Schedule 14d-9 (“Recommendation Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 14d-9 under the Securities Exchange Act of 1934 (the “Exchange Act”) by Cnova N.V. (“Cnova”).

On August 8, 2016, Cnova, Cnova Comércio Electrônico S.A. (“Cnova Brazil”) and Via Varejo S.A. (“Via Varejo”) entered into a Reorganization Agreement providing for the reorganization of Cnova Brazil within Via Varejo (the “Reorganization”). In connection with the Reorganization, Casino, Guichard-Perrachon (“Casino”) executed a letter agreement pursuant to which Casino agreed to launch tender offers to purchase any and all outstanding ordinary shares of Cnova at a price of $5.50 per share, subject only to completion of the Reorganization. Further, pursuant to a separate letter agreement, CBD agreed not to tender the Cnova shares it owns into Casino’s potential tender offers nor otherwise transfer its Cnova shares prior to the completion of the tender offers.

On October 31, 2016, the Reorganization was completed.

Pursuant to requirements of French law, on December 6, 2016, Casino published a draft note d’information (the “French Offer Document”) in connection with its offer (the “French Offer”) to purchase any and all outstanding ordinary shares, nominal value €0.05 per share, of the Company (“Cnova Ordinary Shares”), from holders of Cnova Ordinary Shares not resident in the United States of America (“Non-U.S. Holders”) who are permitted to participate in the French Offer pursuant to local laws and regulations applicable to those Non-U.S. Holders. Also on December 6, 2016, Cnova published a draft note d’information en réponse (the “French Response Document”), which includes the response of the Cnova board of directors to the French Offer Document. The French Offer is part of the offer to purchase any and all outstanding Cnova Ordinary Shares that was previously announced by Casino in connection with the now completed Reorganization. On December 22, 2016 the French Offer Document received the visa of the visa of the Autorité des Marchés Financiers, the competent regulator of the French Offer, and on December 27, 2016, the French Offer was formally commenced.

Additionally, on December 27, 2016, Casino filed a tender offer statement on Schedule TO-T and commenced a tender offer, pursuant to which it is offering to purchase all outstanding Cnova Ordinary shares held by U.S. Holders (as such term is defined in Rule 14d-1(d) under the Exchange Act) for $5.50 per Cnova Ordinary Share, net to the seller in cash, less any applicable withholding tax, (the “U.S. Offer” and, together with the French Offer, the “Offers”). The U.S. Offer is being made by Casino pursuant to and subject to the terms and conditions set forth in Casino’s offer to purchase, dated December 27, 2016 (the “Offer to Purchase”), which is included as Exhibit (a)(1)(A) to this Recommendation Statement.

The U.S. Offer is set to expire at 11:59 p.m. New York City Time on January 25, 2017, unless extended.

The Offer to Purchase and Items 1 through 5 of the Recommendation Statement, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

Items 1 through 5.

The disclosure set forth in the Offer to Purchase under the caption “Offer to Purchase for Cash” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Questions and Answers About the Offers” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” under the heading “Scheduled Expiration Date” with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Questions and Answers About the Offers” is hereby further amended by deleting and replacing in its entirety the reference to “5:00 PM” under the question “How long do I have to decide whether to tender in the U.S. Offer?” with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Introduction” is hereby amended by deleting and replacing in its entirety the reference to “5:00 PM” in the tenth paragraph with “11:59 PM”.

The disclosure set forth in the Offer to Purchase under the caption “Special Factors—Positions of the Filing Parties as to the Fairness of the Offers—Recommendation of the Cnova Transaction Committee; Fairness of the Offers” is hereby amended by adding the following sentence immediately following the first sentence of the paragraph beginning “Additionally, the Cnova transaction committee . . .”:

The Cnova transaction committee and the Cnova board of directors were not aware of any firm offer for a merger, sale of all or a substantial part of Cnova’s assets, or a purchase of a controlling amount of Cnova securities having been received by Cnova from anyone in the two years preceding the signing of the Reorganization Agreement.

The disclosure set forth in the Offer to Purchase under the caption “Special Factors—Financial Advisor Materials Related to the Offers—Opinion of Eight Advisory as to Fairness of the Offers—Analysts’ Target Price Analyses” is hereby amended by deleting and replacing in its entirety the reference to “US$5.00” with “US$5.50”.

The disclosure set forth in the Offer to Purchase under the caption “The Offers—Terms of the U.S. Offer—Expiration Date of the U.S. Offer” is hereby further amended by deleting and replacing in its entirety the reference to “5:00 PM” in the first paragraph with “11:59 PM’’.

The disclosure set forth in the Offer to Purchase under “Appendix C—IV. Valuation Criteria for the Offer—4.6. Miscellaneous” is hereby amended by adding the following paragraph immediately following the third paragraph:

During the two year period preceding the date of the valuation analysis, the aggregate fees received by J.P. Morgan from Casino, Cnova and their respective affiliates were approximately US$9.6 million.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: January 9, 2017

CNOVA N.V.

By:	/s/ Steven Geers
Name:	Steven Geers
Title:	General Counsel

[Signature Page to Recommendation Statement on Schedule 14D-9]